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August 26, 2010

VIA EDGAR AND ELECTRONIC MAIL

Mr. Michael Kosoff
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644
Attn: Division of Investment Management

Re:  Initial Registration Statement on Form N-4:
     Hartford Life Insurance Company Separate Account Seven ("Registrant")
     333-168990                 811-04972

Dear Mr. Kosoff:

Please be advised that Registrant has filed the above-referenced registration statements ("Registration Statement") with the Securities and Exchange Commission as an initial filing on August 26, 2010 in Accession Nos. 0001104659-10-045490. A copy of the Registration Statement's prospectus, redlined to show the changes from a currently effective prospectus in another Hartford registration statement on Form N-4 (File No. 333-148564) is being forwarded to you via electronic mail.

The initial Registration Statement filings are for flexible premium variable annuity contracts. The new offerings are based on the same state-filed contract and are substantially identical to the prospectus in File No. 333-148564, except for the removal of the Return of Premium I death benefit.

All financial statements, exhibits, and other required disclosure not included in this Registration Statement will be filed by amendment.

We appreciate your attention to this filing. If you have any comments or questions, please call at (860) 843-1941.

Very truly yours,

/s/ Richard J. Wirth

Richard J. Wirth

cc: Sarah M. Patterson